UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period May 2004	File No. ___0-29948____

Starfield Resources Inc.

(Name of Registrant)

420-625 Howe Street, Vancouver, British Columbia, Canada V6C 2T6

 (Address of principal executive offices)

1.

News Release dated May 19, 2004

2.

News Release dated June 10, 2004

3.

News Release dated June 30, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.         FORM 20-F  ___X__         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this

Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.     Yes _____       No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Starfield Resources Inc.

(Registrant)

Dated  July 9, 2004                           Signed: /s/ Glen Indra

                                                                          Glen Indra, Director

STARFIELD RESOURCES INC. (Tier 1)

PRESS RELEASE

May 19th, 2004

Corporate Office:

#SRU-06-04
Suite 420-625 Howe Street

Vancouver, BC CANADA

SRU - TSX.V

V6C 2T6

SRFDF – OTC BB

Tel: (604) 608-0400   Fax :(604) 608-0344

Toll Free: (877) 233-2244 Email: info@starfieldres.com Website: http://www.starfieldres.com

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

STARFIELD CLOSES PRIVATE PLACEMENT OF $7,499,881
LED BY WILLIAMS de BROE Plc (LONDON)

President and CEO, Glen J. Indra, is pleased to report that Starfield Resources Inc. has closed the private-placement financing led by Williams de Broe Plc, London. The placement of Starfield shares is fully subscribed and has raised C$7,499,881. The private placement comprises 18,749,703 units at C$0.40 per unit. Each unit consists of a common share and a full warrant. The warrants are exercisable for two years and may be used to purchase one additional common share of Starfield at a price of C$0.60 per share. The unit placement has a hold period expiring July 12th, 2004. A finders’ fee in aggregate of 10% of the gross proceeds of the issue is payable in units to Williams de Broe Plc, and in cash to Vencorp Capital Inc. and Zevtec-Canada Inc.

The funds will be used to explore Starfield’s 100% owned, 52,428 acre (212 sq. kilometers) Ferguson Lake PGE-Nickel-Copper-Cobalt project in Nunavut, Canada where to date the Company has expended approximately C$25,000,000 and has defined an Inferred Resource of 54.8 million tonnes and an Indicated Resource of 6.7 million tonnes, the details of which are set out in Table I.

The 2004 Ferguson Lake Phase I Exploration Program focus is:

1.

Delineation diamond core drilling (13,000 meters) in the “Pit Area” eastern portion of the West Zone to develop Inferred Resources for the Platinum and Palladium low-sulphide mineralization and to further evaluate and upgrade both Indicated and Inferred mineral resources of the PGE-bearing Copper-Nickel-Cobalt massive sulphides.

2.

Exploration diamond core drilling (12,000 meters) along the southwest and open 3-kilometer long positive UTEM conductor known as the 119 Zone Extension newly-identified in 2003.

3.

Conduct ground-based UTEM geophysical surveys and state-of-the-art detailed magnetic and electromagnetic airborne surveys to identify new highly-prospective targets and to evaluate highest priority conductors across the original and newly-staked mineral claims.

The 2004 Ferguson Lake Phase I Exploration Program mobilized in March with fuel and supplies being moved into camp. Drilling in the “Pit Area” has commenced and eight diamond drill holes have been completed to date. Ground geophysics is also currently being conducted on the 119 Zone Extension where a second diamond drill rig has now commenced operation.

TABLE I

Current 2002 Resource Estimates
2.0% Cu+Ni CUTOFF PGE BEARING MASSIVE SULPHIDES INFERRED RESOURCES
Zone	Tonnes	Copper	Nickel	Cobalt	Palladium	Platinum
ALL ZONES	16.2 million	1.44%	0.81%	0.097%	1.98 g/t	0.37 g/t
1.5% Cu+Ni CUTOFF PGE BEARING MASSIVE SULPHIDES INFERRED RESOURCES
ALL ZONES	31.8 million	1.23%	0.73%	0.084%	1.76 g/t	0.30 g/t
1.0% Cu+Ni CUTOFF PGE BEARING MASSIVE SULPHIDES INFERRED RESOURCES
ALL ZONES	54.8 million	0.99%	0.59%	0.066%	1.37 g/t	0.24 g/t
Contained Metal		1.2 billion pounds	713 million pounds	80 million pounds	2.4 million ounces	0.4 million ounces
1.0% Cu+Ni CUTOFF PGE BEARING MASSIVE SULPHIDES INDICATED RESOURCES
PIT AREA WEST ZONE	6.7 million	0.92%	0.65%	0.072%	1.39 g/t	0.20 g/t

The Company’s independent consultant, N.C. Carter, Ph. D., P. Eng., has prepared current 2002 estimates pursuant to CIM “Standards on Mineral Resources and Reserves” designed by the CIM Standing Committee on Reserve Definitions, adopted by CIM Council on August 20, 2000 and published in the CIM Bulletin of October, 2000. Dr. Carter calculated the new resource estimates employing the following parameters: Cut-off Grades-1.0%, 1.5% and 2.0% combined Cu+Ni; Minimum Drill Intersection- true with 2.00 meters; Area of influence for Individual Drill Holes (down-dip)-midway point between drill holes. Assumed Specific Gravity- 3.80. Indicated mineral resources are based upon 58 Starfield and Inco holes; the inferred mineral resource is based on results of 72 drill holes. Intervals between holes range from 120 meters on initial stepouts to approximately 40 meters for in-fill drill holes. Some of the 1950’s drill results report only “PGE” instead of separate assays for Pd and Pt. As a result the palladium and platinum values are calculated from a property-wide ratio of palladium to platinum of 6:1. The indicated and inferred mineral resource has not yet demonstrated economic viability. The significances of these contained metal figures remains unknown pending the identification of enhanced base and precious metal grades plus a better definition of the metallurgical characteristics and possible recoveries of the nickel sulphides.

On Behalf of the Board of Directors, “Glen J. Indra”

Glen J. Indra

President and CEO

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has neither approved nor disapproved the contents of this news release.

STARFIELD RESOURCES INC. (Tier 1)

PRESS RELEASE

Corporate Office:

Suite 420-625 Howe Street

Vancouver, BC CANADA

SRU – TSX.V

V6C 2T6

SRFDF – OTC BB

Tel: (604) 608-0400 Fax: (604) 608-0344

Toll Free: (877) 233-2244 Email: corporate@starfieldres.com

Website: http://www.starfieldres.com

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

HIGH GRADE PGE INTERCEPTS ENCOUNTERED AT THE START OF
FERGUSON LAKE 2004 FOOTWALL EXPLORATION DRILLING

43.39 g/t (1.27 ounces per ton) PLATINUM

2.46 g/t (0.07 ounces per ton) PALLADIUM
over 0.90 meters

8.44 g/t (0.25 ounces per ton) PLATINUM

32.02 g/t (0.94 ounces per ton) PALLADIUM
over 1.00 meters

Starfield Resources Inc.’s Ferguson Lake Phase I 2004 Exploration Program is well underway with one diamond core drill focusing on the West Zone “Pit Area” and the second core drill exploring the newly-discovered 119 Zone Extension UTEM conductive target. In Tables I and II the Company reports the assay highlights from the first four holes drilled in the “Pit Area” where drilling targeted the gabbro-hosted PGE-rich footwall-style of mineralization.

As background to this years startup drilling reported here, it is important to note that in late 2003 drill hole 03-157 intercepted 0.95 meters of high-grade platinum (17.01 g/t) and palladium (10.82 g/t) contained within a broader zone of footwall mineralization (15.5 m) grading 6.92 g/t Pt+Pd (2PGE). The new 2004 holes reported herein are in the area of 03-157 (45+80W/1+95N) where holes 04-162 and 04-163 were collared 35 meters south on section with hole 03-157. Holes 04-164 and 04-165 were drilled 30 meters west and east respectively of hole 03-157 (see Table II).

TABLE I HIGH GRADE PLATINUM AND PALLADIUM FOOTWALL INTERCEPT RESULTS FOR ASSAY AND CHECK ASSAYS HOLE FL04-165
Element Samples	Pt** gm/mt	Oz. Per Ton	Pd** gm/mt	Oz. Per Ton	Rh** gm/mt	2 PGEs Pd+Pt	Oz. Per Ton	Hole No	Sample No.	Depth From		Core Width Meters
										Meters	Meters
B127557	8.63		32.25		< .01	40.88
REB127557	8.56		32.43		0.05	40.99
REB127557	8.44		32.02		< .01	40.46
AVERAGE	8.54	0.25	32.23	0.94		40.77	1.19	04-165	127557	217.80	218.8	1.00
B127574	42.67		2.38		0.01	45.05
REB127574	42.71		2.43		0.02	45.14
REB127574	44.80		2.42		0.03	47.22
AVERAGE	43.39	1.27	2.41	0.07		45.79	1.34	04-165	127574	237.10	238.00	0.90

**Acme Analytical Laboratories: 1 assay-ton (29.2g) Group 6 classical lead-collection fire assay determination; analysis by ICP-ES after digestion of the dore bead. RE are repeat-check assays of 1 assay-ton (AT) each of the sample. Based on original sample plus 2 check assay results, the average is calculated on 3 sample assays.

Starfield Resources is pleased to report that hole 04-165 intercepted an interval of 0.90 meters (237.10 to 238.00m) containing the highest platinum concentrations (43.39 grams/tonne or 1.27 ounces per ton) discovered to date on the property (Table I). This platinum- rich high grade interval is contained within a 3.55 meter zone (11.65 feet) grading 11.06 grams per tonne platinum (Table II). A second high-grade interval (217.80 to 218.8m) of 1.0 meter in hole 04-165 graded 32.23 grams/tonne palladium (0.94 ounces per ton) and 8.54 grams/tonne platinum (0.25 ounces per ton). This second interval is contained within a broader zone of footwall mineralization (4.92 meters or 16.14 feet) grading 11.42 grams/tonne Pt+Pd (2PGE – Table II). The other three 2004 holes reported here also intercepted PGE footwall mineralization of variable grades and thicknesses (Table II). As compared to most other North American PGE styles of mineralization, the Company is encouraged that the Ferguson Lake PGE-footwall mineralization continues to encounter high platinum concentrations.

The Company has continued its successful UTEM ground geophysical surveying of the Ferguson Lake massive sulphide conductor. It is also using bore-hole (BHUTEM) geophysics to further delineate and vector the drilling of the ground UTEM survey conductive target.

TABLE II HIGHLIGHTS – PLATINUM AND PALLADIUM – FOOTWALL MINERALIZATION
Hole No.	Inclination	Location	Interval(m)	Length (m) (ft)	Cu ppm (x.xxx%)	Ni ppm (x.xxx%)	Co ppm (x.xxx%)	Pd g/t	Pt g/t	2 PGE*
03-157	-50	45+80W/1+95N	214.00-229.50	15.50 (50.85)	0.024	0.055	0.020	3.82	3.10	6.92
		includes	224.25-225.20	0.95 (3.12)	0.096	0.146	0.022	10.82	17.01	27.83

04-162	-50		132.00-133.13	1.13 (3.71)	372	65	23	2.20	1.30	3.50
			173.00-175.10	2.10 (6.89)	948	600	89	1.31	0.63	1.94
			209.90-215.65	5.75 (18.86)	0.487	0.429	0.064	1.94	0.30	2.24
		(including	209.90-212.80	2.90 (9.51)	0.817	0.758	0.11	2.63	0.37)	3.00
		(including	212.80-215.65	2.85 (9.35)	1315	949	168	1.24	0.23)	1.47

04-163	-65	45+80W 1+60N	207.25-209.52	2.27 (7.45)	372	2063	130	2.67	0.33	3.00
			235.45-238.45	2.00 (6.56)	462	2317	185	1.85	0.15	2.00
			244.32-248.95	4.63 (15.19)	0.287	0.233	0.033	1.52	0.16	1.68
		(including	244.32-247.90	3.58 (11.75)	2308	1465	232	1.3	0.19)	1.49
		(including	248.17-248.95	0.78 (2.56)	0.621	0.702	0.086	3.02	0.11)	3.13

04-164	-50	46+10W 1+95N	214.00-214.75	0.79 (2.46)	207	417	50	1015¨	54¨	Assay
			242.46-242.86	0.40 (1.31)	2.22	0.19	0.025	2174¨	28¨	Pending

04-165	-50	45+50W 1+95N	207.70-208.80	1.10 (3.61)	139	280	52	0.94	1.38	2.32
			209.90-210.70	0.80 (2.62)	267	739	145	4.72	0.51	5.23
			215.90-220.82	4.92 (16.14)	595	659	97	9.09	2.33	11.42
		(including	217.80-219.82	2.02 (6.63)	1164	1178	174	18.53	4.84)	23.37
		(including	217.80-218.80	1.00 (3.28)	1606	1830	265	32.23**	8.54)**	40.77
			237.10-240.65	3.55 (11.65)	0.532	0.274	0.035	2.19	11.06	13.25
		(including	237.10-238.75	1.65 (5.41)	685	906	138	1.58	23.73)	25.31
		(including	237.10-238.00	0.90 (2.95)	954	1495	221	2.41**	43.39)**	45.80
¨Preliminary geochemical analysis (ppb): Fire Assays pending ** Average of 3 assays

Analytical Procedures

Starfield Resources Inc.’s diamond drilling, logging and sampling was overseen and performed by John Nicholson, P.Geo. and Brian Game, P.Geo., both Qualified Persons in accordance with National Instrument 43-101. NQ-sized core samples are logged and marked for sampling and then split by diamond saw into one-half of the core comprising the sample and one-half retained as a rock record. At the Ferguson Lake project facilities, over 65,000 meters of core from 165 holes are stored for future reference in their respective core boxes. The one-half core is tagged, secured and bagged for air shipment from site to the sample preparation laboratories in Vancouver.

Samples are prepared at ACME Analytical Laboratory in Vancouver, an ISO accredited laboratory where they participate in proficiency testing and quality assurance and control procedures for sample preparation and analysis. Acme issues signed Certificates of Analysis and Assay Reports.

The one-half drill core samples from sample intervals of generally one meter in length are crushed, riffle split and pulverized prior to analysis. Splits of massive sulphide samples weighing between 10-15g are then fire assayed for Pt and Pd. The dore bead is digested and then Pt and Pd are determined by ICP-ES (Group 6). The massive sulphide samples are also assayed for Cu, Ni and Co whereby 0.3g to 1.0g are digested by 4-acid decomposition and then analyzed by ICP-ES (Group 7TD).

Low-sulphide samples are analyzed at ACME where a 30g sample is digested by aqua regia and then ICP-MS analysis is conducted for a suite of 51 elements plus Pt and Pd (Group 1F-MS). This geochemical ultratrace method allows for a screening of the samples prior to assay determinations being implemented. All samples containing greater than 500ppb Pd and/or 100ppb Pt as determined by ICP-MS are then forwarded for 1AT (29.2g) fire assay determination for Pt and Pd (Group 6). All samples containing greater than 5000ppm Cu and/or 4000ppm Ni are sent for 4-acid ICP-ES assay determinations (Group 7TD). Quality control is maintained by routinely analyzing a number of sample blanks, duplicates and control reference standards of a similar matrix and content as samples provided. Selected high-grade samples are routinely subjected to repeat assay determinations. Inter-laboratory checks and repeat analyses of high-grade samples is an ongoing part of the Ferguson Lake Project.

On Behalf of the Board of Directors,

“Glen C. Macdonald”

Glen C. Macdonald, P.Geo., Director

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materialy from those indicated by such statements. Al statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materialy from those anticipated in such statements. The TSX Venture Exchange has neither approved nor disapproved the contents of this news release.

STARFIELD RESOURCES INC. (Tier 1)

PRESS RELEASE

June 30, 2004

Corporate Office:

#SRU-09-06
Suite 420-625 Howe Street

Vancouver, BC CANADA

SRU.CDNX

V6C 2T6

SRFDF – OTC BB

Tel: (604) 608-0400   Fax :(604) 608-0344

Toll Free: (877) 233-2244   email: info@starfieldres.com      website: www.starfieldres.com

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut,

Canada

Starfield Resources Inc. announced today, subject to the approval of the TSX Venture Exchange, it is proposing to grant options to acquire a total of 2,695,000 listed shares at an exercise price of $0.40 to directors, officers, employees and consultants in amounts to be determined.

On Behalf of the Board of Directors,

Glen J. Indra

President

The TSX Venture Exchange Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.